December 28, 2012

Via EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Balance, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 6, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 8, 2012

Items 2.02 and 9.01 Form 8-K

Filed November 8, 2012

File No. 1-33595

Dear Mr. Skinner:

This letter provides the responses of Smart Balance, Inc. (the “Company”) to the comments set forth in your letter dated December 13, 2012, in relation to the disclosure contained in the Company’s Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2011 and in the Company’s Form 8-K filed on November 8, 2012 (the “Form 8-K”). For your convenience, we have set forth below each of the comments to the Form 10-K and the Form 8-K, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

1.	Throughout this section, your discussion indicates that material changes in reported line items were attributable to multiple factors but does not quantify the impact of each identified factor. Revise your presentation to provide such quantification. See FRC 501.04.

Response: During the third quarter of 2012, in conjunction with the Company’s acquisition of Udi’s Healthy Foods, LLC in July 2012, the Company reorganized its reporting structure in a manner that resulted in a change to its operating and reportable segments. Now the Company’s operations are comprised of two reportable operating segments: Natural and Smart Balance. Prior to the Udi’s acquisition, the Company had only one operating and reportable segment.

Within the context of the Company’s revised segment structure, net sales and brand profit are the primary measures used by the Company’s Chief Operating Decision Maker (“CODM”) to evaluate segment operating performance and to decide how to allocate resources to segments. The Company’s CODM is the Company's Chief Executive Officer. Brand profit is calculated as gross profit less marketing, selling and royalty expense (income), net.

As a result of the change in segments, the Company intends to revise the format of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its Form 10-K for the year ended December 31, 2012. As requested by the Staff, the year-over-year comparisons in the 2012 Form 10-K will include quantifications of the various factors that resulted in material changes in the reported line items. We have included in Exhibit A an example of the format which the Company intends to use in the 2012 Form 10-K for the comparison of the results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010. This format includes incremental quantifications for the various factors that resulted in material changes in each reported line item. The Company intends to use this same format for the comparison of the results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011.

In light of the change in segments and the Company’s intention to revise the format of its MD&A, the Company believes it will be more efficient to implement these changes and incremental quantifications on a prospective basis in conjunction with the filing of the Company’s Form 10-K for the year ended December 31, 2012, which is expected to be filed on or around February 28, 2013.

The Company hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. §200.83. Exhibit A is being submitted to the Staff supplementally.

2.	Your discussion under this section includes presentations of various measures excluding certain items. For example, your discussion of operating expenses and operating income (loss) includes presentations of these measures, adjusted to exclude certain items. Please note that each of these adjusted measures represents a non-GAAP measure. Revise your presentation to include disclosure relevant to such measures. See Item 10(e) of Regulation S-K.

Response: The Company acknowledges that, under Item 10 of Regulation S-K, whenever one or more non-GAAP financial measures are included in an SEC filing, the Company must include a presentation with equal or greater prominence of the most directly comparable financial measure presented in accordance with U.S. GAAP, plus a reconciliation between the non-GAAP financial measure and the GAAP measure, a statement disclosing the reasons why management believes presentation of the non-GAAP financial measure provides useful information to investors, and to the extent material, a statement disclosing the additional purposes for using the non-GAAP financial measure. The Company has historically provided these disclosures in the section immediately following the results of operations entitled “Smart Balance – Non-GAAP Financial Measures.”

As noted in the Company’s response to comment #1 above, the Company intends to revise the format of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K for the year ended December 31, 2012 due to a change in segment reporting. In addition, during the second quarter of 2012, the Company added a new line item to the face of its Consolidated Statements of Operations entitled “Restructuring, acquisition and integration-related costs” and reclassified prior period amounts to conform with the current period presentation. This is now a line item separately discussed in the Company’s results of operations. The Company has included in Exhibit A an example of the format which it intends to use in the 2012 Form 10-K for the comparison of the results of operations for 2011 compared to 2010.

As you can see in the proposed disclosure in Exhibit A, the Company’s revised format will no longer include presentations of operating expenses and operating income, adjusted to exclude certain items, which were previously presented in the Company’s Form 10-K for the year ended December 31, 2011. Accordingly, in light of the Company’s intention to revise the format of its MD&A, which will no longer contain the presentations of operating expenses and operating income to which the Staff has objected, the Company believes that it can address the Staff’s comment on a prospective basis in conjunction with the filing of the Company’s Form 10-K for the year ended December 31, 2012, which is expected to be filed on or around February 28, 2013.

The Company hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. §200.83. Exhibit A is being submitted to the Staff supplementally.

Non-GAAP Financial Measures, page 32

3.	We note your disclosure indicating that the non-GAAP measures “better” explain and reflect your profitability and performance. Tell us why your use of the term “better” does not inappropriately give greater prominence to the non-GAAP measures. See Item 10(e)(1)(i) of Regulation S-K.

Response: We respectfully note the Staff’s comment. The Company’s use of the term “better” was not intended to give greater prominence to the Company’s non-GAAP measures. Rather, the term “better” was used as part of the Company’s explanation of why it believes non-GAAP measures provide useful information to investors, which the Company is required to include under Item 10(e) of Regulation S-K. Indeed, in previous filings the Company qualified its disclosure by stating that non-GAAP measures should be viewed “in addition to, and not as an alternative for” GAAP measures, and the Company did not intend to imply that non-GAAP measures are automatically better than GAAP measures.

In light of the Staff’s comment, in future filings the Company will no longer state that non-GAAP measures “better” explain and reflect profitability and performance.

Management Report on Internal Control Over Financial Reporting, page 42

4.	Please identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K for additional guidance.

Response: Management’s evaluation of the effectiveness of its internal control over financial reporting has been based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the Company’s auditor’s audit report included in the Company’s Form 10-K discloses that the auditors audited the internal control over financial reporting based on criteria established by COSO.

In response to the Staff’s comment, in future filings the Company will clearly identify the framework used by the Company’s management to evaluate the effectiveness of its internal control over financial reporting.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 3 - Summary of Significant Accounting Policies, page F-10

Segments, page F-12

5.	Discussion in the Business section of your filing indicates that you sell a variety of different products. In view of this, explain to us how you have considered the disclosure requirements of FASB ASC paragraph 280-10-50-40.

Response: The Company advises the Staff that it has assessed whether or not to include quantified disclosure of revenues for each of its product lines in “Note 3. Summary of Significant Accounting Policies - Segments” on the basis of similarity of products and services pursuant to ASC 280-10-50-40. The Company refers to its product lines in the Business section in order to help investors understand the wide range of products the Company sells (approximately 600 different SKU’s).

The Company offers its customers a variety of sales and incentive programs, including discounts, allowances, coupons and slotting fees, which are recorded as a reduction of gross sales and are not specifically identified or tracked by SKU. As a result, the Company has not provided quantified disclosure of net sales by SKU because it does not track net sales by SKU. Rather, the Company tracks net sales by reportable segment. As of September 30, 2012, the Company’s operations are comprised of two reportable operating segments: Natural and Smart Balance. The Company believes that its current disclosure of net sales by reportable segment meets the requirements of ASC 280-10-50-40 because its reportable segments are themselves major categories of products.

Note 16 - Legal Proceedings and Contingencies, page F-25

6.	We note your discussion of various pending lawsuits and disclosure indicating that they are not expected to have a material adverse effect on the business. If you have concluded that the possibility of a material outflow in connection with these matters is remote, confirm that to us. Otherwise, explain to us how you have considered the disclosure requirements of FASB ASC 450-20-50 relating to contingencies you have deemed reasonably possible or probable.

Response: The Company has concluded that the possibility of a material outflow in connection with these matters is remote.

Form 8-K filed November 8, 2012

7.	The heading and first paragraph of your press release include presentations of cash operating income and earnings per share excluding certain items without presentations of corresponding GAAP amounts. Please note that whenever one or more non-GAAP financial measures are included in a filing with the Commission, you must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Revise your presentation accordingly. See Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges that, under Item 10 of Regulation S-K, whenever one or more non-GAAP financial measures are included in an SEC filing, the Company must include a presentation, with equal or greater prominence, of the most directly comparable GAAP measure. The Company agrees that in its future filings, to the extent the filing includes a non-GAAP measure, the Company will include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-859-8735 with any questions.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:	Jenifer Gallagher (Securities & Exchange Commission)

Christine Sacco (Smart Balance, Inc.)

Norman Matar (Smart Balance, Inc.)

Christina Calabrese (Smart Balance, Inc.)